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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

THERMOENGERY CORPORATION

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

883906208

(Cusip Number)

Nils H. Okeson
Alston & Bird
One Atlantic Center
1201 West Peachtree Street
(404) 881-7889

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 14, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person&#amp;146;s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 883906208			Page 2 of 4

1.	Name of Reporting Person: Daniel B. Cowart		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,499,005

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 1,499,005

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,499,005

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 25%

14.	Type of Reporting Person (See Instructions): IN

Item 5. Interest in Securities of the Issuer

      (a) Daniel Cowart has beneficial ownership of 1,499,005 shares of ThermoEnergy Common Stock, which constitutes approximately 25% of ThermoEnergy’s outstanding shares of Common Stock.

      Irrevocable trusts for the benefit of Mr. Cowart’s minor children own an aggregate of 100,000 shares of ThermoEnergy Common Stock. Mr. Cowart’s spouse, Krisina T. Cowart, is the sole Trustee of each of these trusts. Mr. Cowart disclaims beneficial ownership of the shares owned by these trusts and such shares are not included in the number of shares reported as beneficially owned by Mr. Cowart above in this Item 5(a).

      (b) Mr. Cowart has the sole power to vote and to dispose of, or to direct the voting and disposition of, all 1,499,005 shares of ThermoEnergy Common Stock that he beneficially owns.

      (c) On July 14, 2003, Mr. Cowart elected to convert all of the convertible debentures (including accrued interest) issued by ThermoEnergy and held by Mr. Cowart into shares of ThermoEnergy Common Stock. The conversion was based on a conversion price of $1.05 per share and resulted in the issuance to Mr. Cowart of 1,129,005 shares of ThermoEnergy Common Stock. No additional consideration was or will be paid by Mr. Cowart to ThermoEnergy in connection with such conversion.

      (d) Of the 1,499,005 shares of ThermoEnergy Common Stock beneficially owned by Mr. Cowart, 120,000 are held by a Georgia limited partnership (the “Partnership”) whose sole general partner is a Georgia limited liability company of which Mr. Cowart is the majority owner and sole Manager. Accordingly, the Partnership has the right to receive dividends from, or the proceeds from a sale of, the 120,000 shares of ThermoEnergy Common Stock it holds. The sole general partner of the Partnership has the power to cause the Partnership to make distributions to its partners.

      (e) Not applicable.

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 16, 2003

(Date)

/s/ Daniel B. Cowart

Daniel B. Cowart